UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SCG FINANCIAL ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78404K103

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78404K103	13D	Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 6,285,583 shares of the Issuer’s common stock outstanding as of May 15, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No.	78404K103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 6,285,583 shares of the Issuer’s common stock outstanding as of May 15, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No.	78404K103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 6,285,583 shares of the Issuer’s common stock outstanding as of May 15, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No.	78404K103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 6,285,583 shares of the Issuer’s common stock outstanding as of May 15, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No.	78404K103	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,716,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,954,450
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,478,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.2%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 6,285,583 shares of the Issuer’s common stock outstanding as of May 15, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No.	78404K103	13D	Page 6 of 11 Pages

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013 and Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of SCG Financial Acquisition Corp. (the “Issuer”).  The purpose of this Amendment is to report (i) the acquisition by DOOH Investments of an aggregate of 600,000 shares of the common stock, par value $0.0001 per share (“Common Stock”), of the Issuer, which Wilson and DOOH Manager may be deemed to beneficially own, (ii) the cancellation of 120,000 shares of Common Stock previously held by DRW Commodities and (iii) changes in the percentage of the Issuer’s outstanding common stock beneficially owned by the reporting persons as a result of changes in the number of outstanding shares of the Issuer’s common stock.    Except as otherwise indicated herein, the information in the Schedule 13D, as previously amended, remains unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On April 19, 2013, DRW Commodities entered into a Common Stock Purchase Agreement (the “April 2013 Purchase Agreement”) with the Issuer, pursuant to which DRW Commodities agreed to purchase, and the Issuer agreed to sell to DRW Commodities, 500,000 shares (the “April 2013 Shares”) of the Issuer’s Common Stock, for $10 per share.  DOOH Investments (rather than DRW Commodities) intended to purchase the April 2013 Shares, and accordingly, DRW Commodities assigned all of its rights under the April 2013 Purchase Agreement to DOOH Investments, which purchased the April 2013 Shares as of April 19, 2013 for an aggregate purchase price of $5,000,000.  DOOH Investments utilized cash on hand to fund the purchase price.

In May 2013, the Issuer rescinded its issuance of the 120,000 Commitment Fulfillment Shares issued to DRW Commodities on February 8, 2013.  Accordingly, DRW Commodities surrendered the Commitment Fulfillment Shares to the Issuer for cancellation on May 9, 2013.  DRW Commodities received no consideration in connection with the surrender of the Commitment Fulfillment Shares.

On May 13, 2013, the Issuer issued 100,000 shares (the “Standby Facility Shares”) of the Issuer’s Common Stock to DOOH Investments, pursuant to the terms of a financing commitment entered into between the Issuer and the Donald R. Wilson, Jr. 2002 Trust (the “2002 Trust”), a trust for the benefit of members of Wilson’s immediate family and of which Wilson serves as trustee and investment adviser, on March 1, 2013, whereby the 2002 Trust provided a standby credit facility to the Issuer.  The 2002 Trust did not make any advances under such credit facility, and such credit facility is no longer available to the Issuer.

CUSIP No.	78404K103	13D	Page 7 of 11 Pages

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

DOOH Investments purchased the April 2013 Shares for investment purposes and to provide the Issuer with additional working capital.

The Standby Facility Shares were acquired by DOOH Investments pursuant to a standby credit facility between the 2002 Trust and the Issuer, the purpose of which was to finance expenses and other amounts payable by the Issuer under or in connection with its acquisition of Symon Holdings Corporation (“Symon”) pursuant to the Merger Agreement, dated March 1, 2013, by and among SCG Financial Merger III Corp., Symon, and a securityholders’ representative named therein, to the extent the Issuer did not have sufficient available cash on hand to consummate such acquisition.  The 2002 Trust did not make any advances under such credit facility, and such credit facility is no longer available to the Issuer.

Item 5.        Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           Based on information contained in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 7, 2013,  6,285,583 shares of the Issuer’s Common Stock were outstanding as of May 1, 2013.  Based on the foregoing, (i) the aggregate of 4,478,260 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 71.2% of the Common Stock outstanding; (ii) the 2,123,810 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 33.8% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 37.5% of the Common Stock outstanding; and (iv) the 4,478,260 shares of Common Stock that all of the Reporting Persons collectively beneficially own represent approximately 71.2% of the Common Stock outstanding.

(b)           Pursuant to the Unit Purchase Agreement, DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as a manager of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each of Wilson, DOOH Manager and DOOH Investments may be deemed to have sole power to direct the vote of the 761,905 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the 1,523,810 shares of Common Stock held directly by Holdings, subject to restrictions on transfer set forth in the Letter Agreement.   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares.

CUSIP No.	78404K103	13D	Page 8 of 11 Pages

Each of Wilson, DOOH Manager and DOOH Investments may also be deemed to have sole voting and sole dispositive power with respect to the 600,000 shares of Common Stock held by DOOH Investments.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and, as such, each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,354,450 shares of Common Stock held by DRW Commodities.

 (c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Sponsor Warrants

Holdings holds warrants entitling the holder to purchase up to an aggregate of 4,000,000 shares of the Issuer’s Common Stock (the “Sponsor Warrants”) at an exercise price of $11.50 per share, subject to adjustment.  The Sponsor Warrants were not exercisable in any event prior to the 30th day after the consummation of the Issuer’s initial business combination, or May 8, 2013, and remain unexercisable unless and until there is an effective registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of the Sponsor Warrants and a current prospectus relating to them is available.  As a result of such conditions to Holdings’ ability to exercise the Sponsor Warrants, the number of shares of Common Stock that each of DOOH Investments, DOOH Manager and Wilson beneficially owns does not include any shares underlying the Sponsor Warrants.

Note Conversion Warrants

On April 8, 2013, the Issuer issued to DOOH Investments warrants entitling the holder to purchase up to an aggregate of 533,333 shares of the Issuer’s Common Stock (the “Note Conversion Warrants”) at an exercise price of $11.50 per share, subject to adjustment.  The Note Conversion Warrants were issued upon the conversion of a promissory note issued by the Issuer to Holdings, and subsequently assigned to DOOH Investments, in the principal amount of $400,000.  The Note Conversion Warrants are not currently exercisable and will not be exercisable unless and until there is an effective registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of the Note Conversion Warrants and a current prospectus relating to them is available.  As a result of such conditions to DOOH Investments’ ability to exercise the Note Conversion Warrants, the number of shares of Common Stock that each of DOOH Investments, DOOH Manager and Wilson beneficially owns does not include any shares underlying the Note Conversion Warrants.

CUSIP No.	78404K103	13D	Page 9 of 11 Pages

April 2013 Purchase Agreement

On April 19, 2013, DRW Commodities entered into the April 2013 Purchase Agreement with the Issuer, pursuant to which DRW Commodities agreed to purchase, and the Issuer agreed to sell to DRW Commodities, the April 2013 Shares for $10 per share.  DOOH Investments (rather than DRW) intended to purchase the April 2013 Shares, and accordingly, DRW Commodities assigned all of its rights under the April 2013 Purchase Agreement to DOOH Investments, which purchased the April 2013 Shares as of April 19, 2013 for an aggregate purchase price of $5,000,000.

Registration Rights Agreement

On April 19, 2013, the Issuer entered into a registration rights agreement (the “April 2013 Registration Rights Agreement”) with DRW Commodities.  The April 2013 Registration Rights Agreement, provides for demand and piggy-back registration rights with respect to the 2,354,450 shares acquired by DRW Commodities pursuant to the Equity Commitment Agreement, any other shares of Common Stock held by DRW Commodities, and any additional shares of Common Stock issued with respect to such shares by way of a stock dividend or stock split or in connection with an exchange or combination of shares, recapitalization, merger, consolidation or other reorganization.  In addition, the April 2013 Purchase Agreement provided DOOH Investments, as assignee of DRW Commodities’ rights thereunder, with demand and piggy-back registration rights with respect to the 500,000 April 2013 Shares and any other shares of Common Stock issued with respect to such shares by way of a stock dividend or stock split or in connection with an exchange or combination of shares, recapitalization, merger, consolidation or other reorganization.

Item 7.      Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.12, 99.13 and 99.14:

Exhibit 99.12   Registration Rights Agreement, dated April 19, 2013, by and between SCG Financial Acquisition Corp. and DRW Commodities, LLC.

Exhibit 99.13  Common Stock Purchase Agreement, dated April 19, 2013, by and between SCG Financial Acquisition Corp. and DRW Commodities, LLC.

Exhibit 99.14  Assignment and Assumption Agreement, dated as of April 19, 2013, by and between DRW Commodities, LLC and 2012 DOOH Investments LLC.

CUSIP No.	78404K103	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2013

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DOOH INVESTMENT MANAGER LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DRW HOLDINGS, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

CUSIP No.	78404K103	13D	Page 11 of 11 Pages

Exhibit Index

Exhibit 99.12    Registration Rights Agreement, dated April 19, 2013, by and between SCG Financial Acquisition Corp. and DRW Commodities, LLC.

Exhibit 99.13  Common Stock Purchase Agreement, dated April 19, 2013, by and between SCG Financial Acquisition Corp. and DRW Commodities, LLC.

Exhibit 99.14  Assignment and Assumption Agreement, dated as of April 19, 2013, by and between DRW Commodities, LLC and 2012 DOOH Investments LLC.